UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 16, 2023, Bruush Oral Care Inc. (the “Company”) received written notice (the “Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that, based on the Company’s stockholders’ equity as reported in the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2022 filed with the Securities and Exchange Commission on March 10, 2023, the Company did not meet the minimum stockholders’ equity requirement (“Minimum Stockholders’ Equity Requirement”), or the alternatives of market value of listed securities or net income from continuing operations for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1) (the “Rule”).

The Notice has no immediate effect on the listing of the shares of the Company’s common stock on the Nasdaq Capital Market. As provided in the Rule and in the Notice, the Company has 45 calendar days to submit a plan to regain compliance with the continued listing requirements under the Rule, and if the plan is accepted, Nasdaq can grant an extension of up to 180 days to evidence compliance. If the plan is not accepted, the Company would then be entitled to appeal to a Nasdaq Listing Qualifications Panel and request a hearing.

To regain compliance, the Company must meet one of the following alternatives: a minimum stockholders’ equity of $2.5 million, a minimum of $35 million in the market value of listed securities or a minimum net income from continuing operations of $500,000, and the Company must otherwise satisfy The Nasdaq Capital Market’s requirements for listing. The Company will consider various options available to regain compliance and maintain its continued listing on Nasdaq. There can be no assurance that the Company will be able to regain compliance with the Nasdaq Capital Market’s continued listing requirements or that Nasdaq will grant the Company a further extension of time to regain compliance, if applicable.

As previously disclosed on January 26, 2023, on January 20, 2023, the Company received written notice from Nasdaq notifying the Company that the Company is no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. The Company has 180 days from the date of that notice to comply with the minimum bid price requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	March 21, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer